UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            Date: December 30, 2005

                        Commission File Number 001-12510

                                  ROYAL AHOLD
                                  -----------
                (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                    (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F___
                                      ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes __                  No    X
                                                        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On December 30, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that it expects to record between USD 50 million and USD 60 million of restructuring and related charges in the fourth quarter of 2005 at its U.S. Foodservice subsidiary related to the long-term strategy for U.S. Foodservice as announced on November 29, 2005. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       KONINKLIJKE AHOLD N.V.


                                       /s/ P.N. Wakkie
                                       ---------------
Date: December 30, 2005                By: P.N. Wakkie
                                       Title: Executive Vice President and
                                              Chief Corporate Governance Counsel

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

99.1 Royal Ahold press release dated December 30, 2005, announcing that it expects to record between USD 50 million and USD 60 million of restructuring and related charges in the fourth quarter of 2005 at its U.S. Foodservice subsidiary related to the long-term strategy for U.S. Foodservice as announced on November 29, 2005